Mail Stop 4720

November 4, 2009

Gerald J. Pappert, Esq.
Executive Vice President, General Counsel & Secretary
Cephalon, Inc.
41 Moores Road
Frazer, PA 19355

Re: Cephalon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 23, 2009
File Number: 000-19119

Dear Mr. Pappert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Pran Jha, Esq.
        Sidley Austin LLP
        One South Dearborn
        Chicago, IL 60603
        Fax: 312.853.7036